

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 16, 2008

John C. Georgiopoulos
Secretary
Galileo Holding Corporation
299 Park Avenue
New York, New York 10171

     Re: Galileo Holding Corporation
            Amendment No. 1 to Registration Statement on Form S-4
            Filed October 3, 2008
            File No. 333-153247

Dear Mr. Georgiopoulos:

     We have reviewed your responses to the comments in our letter dated September 25, 2008 and have the following additional comments.

Recommendations of the Boards of Directors; Reasons for the Proposed Transaction, page 5

1. We note your response to our prior comment 6 and reissue. While providing a cross-reference to the more detailed factors considered is beneficial, please also include in the summary a brief discussion of the reasons the companies are engaging in the transaction. Refer to Item 4(a)(2) of Form S-4.

Risk Factors, page 19

The cyclical nature of the tanker industry, page 22

2. Given the current global economic downturn, please update to address whether you are seeing a weakening demand and whether your ships operating in the spot market have been affected.

An oversupply of new vessels, page 23

3. Please address any of your existing commitments to purchase ships (if any) and how this may affect you going forward in the current global downturn.

Background of the Proposed Transaction, page 49

4. We note your response to our prior comment 19. If true, please revise to clarify that while the proposal by Party A was rejected in large part due to its offer being at a discount, as reflected in the first bullet point on page 54, the exchange ratio for the merger also constitutes a discount to Arlington's shareholders. In addition, disclose the specific discounts here so a comparison can be more easily made.

Dividend Information, page 90

5. We note your response to our prior comment 2 and reissue the comment in part. Given that the cash dividend target for the new company is $2.00 per share annually, please include disclosure regarding your estimated cash available to pay distributions over the next four quarters and any assumptions and considerations related to that disclosure.

Material United States Federal Income Tax Consequences, page 91

6. In the next amendment, please revise to delete the phrase "for general information only." Similarly, please revise to delete the phrase on page 97.

Ownership of New Maritime Common Stock, page 93

7. Please delete the reference to the tax discussion as a "summary" on pages 96 and 99 and throughout.

General

8. Please consider the financial statement updating requirements when drafting your next amendment to comply with Rule 3-12 and 11-01 of Regulation S-X.

Exhibit Index

9. Updated accountants' and other experts' consents should be provided with your next amendment.

Exhibit 8.1

10. It appears that exhibit 8.1 is a short-form tax opinion. As such, both exhibit 8.1 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel's opinion. It is not enough to state that the statements of law in the prospectus are correct. Please revise accordingly.

Exhibit 8.2

11. It also appears that exhibit 8.2 is a short-form tax opinion. As such, both exhibit 8.2 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel's opinion. It is not enough to state that the statements of law in the prospectus are correct. Please revise accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor

cc: Via Facsimile (212) 715-8000
        Thomas E. Molner, Esq.
        Kramer Levin Naftalis & Frankel LLP